UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Accuride Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

004398103

(CUSIP Number)

Brian M. Kabot

SCSF Equities, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with a copy to-

Clifford E. Neimeth, Esq.

Greenberg Traurig, LLP

The MetLife Building

200 Park Avenue

New York, NY 10166

(212) 801-9200

January 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004398103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,709,802 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,709,802 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,709,802 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 004398103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,709,802 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,709,802 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,709,802 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 004398103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,709,802 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,709,802 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,709,802 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 004398103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,709,802 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,709,802 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,709,802 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 004398103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,709,802 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,709,802 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,709,802 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 004398103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,709,802 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,709,802 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,709,802 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 004398103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,709,802 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,709,802 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,709,802 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 hereby amends the Statement on Schedule 13D initially filed on December 20, 2007 (the “Schedule 13D”) by SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of Accuride Corporation, a Delaware corporation (the “Issuer”) as follows:

Items 5 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b)  On January 2, 2008, the Reporting Persons purchased shares of the Common Stock increasing the total number of shares owned by the Reporting Persons on such date to 2,591,802 shares of the Common Stock or approximately 7.3% of the Issuer’s outstanding Common Stock. On January 3, 2008, the Reporting Persons purchased additional shares of the Common Stock increasing the total number of shares owned by the Reporting Persons on the date hereof to 2,709,802 shares of the Common Stock or approximately 7.7 % of the Issuer’s outstanding Common Stock.

(c)            Except for the transactions described herein or in the Schedule 13D, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days. On December 21, 2007, the Reporting Persons purchased 50,000 shares of Common Stock at an average purchase price per share of $8.00. On December 24, 2007, the Reporting Persons purchased 30,500 shares of Common Stock at an average purchase price per share of $8.21. On December 26, 2007, the Reporting Persons purchased 50,000 shares of Common Stock at an average purchase price per share of $8.70. On December 27, 2007, the Reporting Persons purchased 75,000 shares of Common Stock at an average purchase price per share of $8.28. On December 28, 2007, the Reporting Persons purchased 75,000 shares of Common Stock at an average purchase price per share of $8.37. On December 31, 2007, the Reporting Persons purchased 25,000 shares of Common Stock at an average purchase price per share of $7.79 On January 2, 2008, the Reporting Persons purchased 84,900 shares of Common Stock at an average purchase price per share of $8.04. On January 3, 2008, the Reporting Persons purchased 118,000 shares of Common Stock at an average purchase price per share of $7.88. The transactions were effected by SCSF Equities and were open market purchases on the New York Stock Exchange, Inet ECN, Pacific Stock Exchange, NASDAQ, or Chicago Stock Exchange.

Item 7.	Material to Be Filed as Exhibits
Exhibit A

Joint Filing Agreement, dated December 20, 2007, by and among each of the Reporting Persons (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons on December 20, 2007)

	Exhibit B	Power of Attorney, dated December 29, 2006, by and among the Reporting Persons. (incorporated by reference to Exhibit B to the Schedule 13D filed by the Reporting Persons on December 20, 2007)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2008	SCSF Equities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By :	*
	Name:	Marc J. Leder
	Its:	Director

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
Marc J. Leder

*
Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated: January 3, 2008	*By:	/s/ Brian J. Gavsie, Attorney in Fact
Brian J. Gavsie